Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF THE FIRST H SHAREHOLDERS CLASS MEETING FOR 2023

NOTICE IS HEREBY GIVEN THAT the first H shareholders class meeting for 2023 (the “H Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Petrochemical”) is to be held at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 28 June 2023 at 2:30 p.m. for the following purpose:

Resolution by way of non-cumulative voting

1.	THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved.

The proposal of the H Shareholders Class Meeting is contained in the circular distributed by the Company to its H shareholders and can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 29 May 2023

As at the date of this notice, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.

Notes:

I.	Attendees of the H Shareholders Class Meeting

1.	Eligibility for attending the H Shareholders Class Meeting

Holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 23 June 2023 are eligible to attend the H Shareholders Class Meeting. Unregistered holders of H shares of the Company who wish to attend the H Shareholders Class Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 22 June 2023.

2.	Proxy

a.

A member eligible to attend and vote at the H Shareholders Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the H Shareholders Class Meeting (i.e., no later than 2:30 p.m. on Tuesday, 27 June 2023) or any adjournment thereof (as the case may be). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the Shareholder will be deemed as having not attended the H Shareholders Class Meeting and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The legal advisors of the Company

5.	Others

II.	Registration procedures for attending the H Shareholders Class Meeting

1.

A Shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the H Shareholders Class Meeting. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

Shareholders registered to attend the H Shareholders Class Meeting may submit questions related to the resolutions submitted at the H Shareholders Class Meeting, or ask questions during the H Shareholders Class Meeting. The company will answer the questions raised by H Shareholders at the H Shareholders Class Meeting and the questions submitted in advance.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.

The H Shareholders Class Meeting is expected to last for less than a working day. Shareholders or their proxies who will attend the H Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of share register of members in relation to the eligibility of attending the H Shareholders Class Meeting

The Company will close the register of members of the Company’s H shares from Friday, 23 June 2023 to Wednesday, 28 June 2023 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its H shares Shareholders’ entitlement to attend the H Shareholders Class Meeting. Holders of the Company’s H shares who wish to attend and vote at the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 22 June 2023.

4.	The Secretariat for the H Shareholders Class Meeting is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86) 21 5794 3143

Fax: (86) 21 5794 0050